Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

March 17, 2023

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2304

Convertible & Income Portfolio of Funds, Series 39

File Nos. 333-269786 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2304, filed on February 15, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 39 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the closed-end funds in which the trust invests may invest in corporate bonds, senior loans and sovereign bonds. Please add risk disclosure regarding these types of securities to the “Principal Risks” section.

Response: The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in closed-end funds that invest in these securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

2.       The “Principal Investment Strategy” section states that the trust invests in closed-end funds and exchange-traded funds that invest in convertible securities. Please disclose whether these closed-end funds and exchange-traded funds will invest substantially in contingent convertible securities. If so, please consider what, if any, disclosure is appropriate.

Response: The closed-end funds and exchange-traded funds that the trust invests in do not currently invest substantially in contingent convertible securities.

3.       Under “Security Selection” it states, “[w]hen selecting the ETFs the sponsor looks at numerous factors. These factors include, but are not limited to: maturity and liquidity.” Please disclose any additional factors that the sponsor considers in selecting ETFs for inclusion in the trust’s portfolio.

Response: In response to the comment, the third sentence of the fourth paragraph under “Security Selection” will be replaced with the following:

These factors include, but are not limited to:

•	Liquidity. The sponsor selects ETFs that demonstrate adequate liquidity for the trust’s needs.
•	Maturity. The sponsor favors ETFs that demonstrate similar maturity characteristics to the underlying index it follows.
•	Investment Objective. The sponsor favors ETFs that have a clear investment objective in line with the trust’s objective and, based upon a review of publicly available information, appear to be maintaining it.

4.       Under “Principal Risks” please include a risk relating to the exchange-traded funds index correlation risk.

Response: In response to the comment the following disclosure has been added under the “Principal Risks” section:

The trust is subject to the ETFs index correlation risk. Index correlation risk is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances.

5.       In the risk factors relating to below-invest grade securities it states, “the ETFs held by the trust invest in bonds that are rated below investment-grade.” Additionally, in the risk factor relating to bond ratings it states, “Certain Closed-End Funds and the ETFs held by the trust may invest in bonds that are rated as investment-grade by only one rating agency.” Please clarify whether the Closed-End Funds and ETFs may invest in other types of securities other than bonds that may be rated investment-grade by only one rating agency or below investment-grade .

Response: The Closed-End Funds and ETFs in which the trust may invest may invest in securities other than bonds that are rated invest-grade by only one rating agency or that are rated below invest grade. The reference to “bonds” in the referenced disclosure has been changed to “fixed-income securities.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren